CONSENT OF EXPERT

November 1, 2021

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Re: Northern Dynasty Minerals Ltd. (the "Corporation")
Registration Statement on Form F-10 , as amended (SEC No. 333-238933) (the "Registration Statement")

I, James Lang, P.Geo., hereby consent to the reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  Preliminary Economic Assessment NI 43-101 Technical Report, Pebble Project, Alaska, USA, dated effective September 9, 2021.

and to references to the Technical Report, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report related to me in the Registration Statement.  This consent extends to any amendments to the Registration Statement, including any post-effective amendments, and to any prospectus supplements filed in connection with the Registration Statement.

Yours truly,

/s/ James Lang

James Lang, P.Geo.